FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b)

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public

Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [ ] 10% Owner [ ] Officer (give title below) [ ] Other (specify below)
PREFONTAINE	PIERRE	G.	HEALTHTRAC, INC.- HTAC
(Last)	(First)	(Middle)
2937 Newmarket Drive			3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) -		4. Statement for Month/Year 09/2002
7. Individual or Joint/Group Filing (Check applicable line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
(Street)					6. If Amendment, Date of Original (Month/Day/Year) -

North Vancouver, British Columbia Canada V7R 2T6
(City, State, Zip) * If the Form is filed by more than one Reporting Person, see Instructions 4(b)(v).			Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)			2. Transaction Date (Month/ Day/Year)	3 Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6 Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	Amount	(A) or (D)	Price
Common Stock			09/06/002	P		500,000	D	$0.035	1,250,000	D	-

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)

(Print or Type Response)

FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month, Day, Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Options	$0.15	11/05/2001	A		200,000		11/05/ 2001	11/05/ 2011	Common Stock	200,000	$0.15	200,000	D

Explanation of Responses:
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.								/s/ Pierre Prefontaine				October 23, 2002
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).								**Signature of Reporting Person				Date
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.